Filed by CleanTech Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: CleanTech Acquisition Corp.

(File No. 333-262431)

Nauticus Robotics Announces Contract with Shell for Autonomous Method of Subsea Operations

Q3 2022 Trial Slated After Successful Feasibility Study with Nauticus Robotics’ Hydronaut and Aquanaut

Houston – August 4, 2022 – Nauticus Robotics, Inc. (“Nauticus” or “Company”), a Houston-area developer of subsea and surface robotic services using autonomy software, announced today it has entered into an agreement with Shell plc (“Shell”) (NYSE: SHEL) to advance to the qualification phase for a more efficient means of acquiring subsea integrity data utilizing Nauticus’ Aquanaut and Hydronaut robotic platforms. This collaboration will enable Shell to add an advanced tool to its subsea asset integrity management lineup with the potential to improve subsea operations. Shell and Nauticus will collaborate with the industry’s leading inspection tooling service providers, leveraging their expertise and technology to fully integrate into Nauticus’ robotic service solution.

An initial feasibility study for the phase-gated project was recently completed, and the team now moves onto the operational qualification phase, which focuses on remote operations of the robotic duo using supervised autonomy and tool control using Nauticus’ acoustic communication networking technology. The collaboration is targeting the preliminary work required for an offshore pilot project.

“Working with a leading company such as Shell marks an exciting milestone for Nauticus, and this collaboration further validates the superior capabilities and extensive use cases of our robots across the energy sector,” said Todd Newell, SVP of Business Development at Nauticus. “Implementing our supervised autonomous method – one that has proven more robust and dynamic than most of its kind – is expected to provide our partner and future customers more than 50 percent cost savings compared to today’s methods of operation.”

This collaboration will utilize the Company’s flagship and fully electric subsea robot, Aquanaut, which is deployed from Nauticus’ small surface vessel, Hydronaut – which is used for the transport, recharge, and communication for Aquanaut, among other tasks. Together, this robotic pair will function as a unified solution to bring a new means of conducting subsea work to the offshore services industry. Their inherent autonomous architectures will allow a transition to far more autonomous operations over conventional solutions.

“An exciting aspect of this project is the opportunity to combine the strengths of advanced inspection tooling with the advanced marine robotic capabilities developed by Nauticus Robotics,” said Ross Doak, Deepwater Robotics Engineer of Shell’s robotics team. “This project aims to fundamentally improve how we collect subsea facility data, through the combination of ‘AUV native’ tooling design, supervised autonomy, and recent improvements in remote communications.”

About Nauticus

Nauticus Robotics, Inc. is a Houston-based developer of cloud-based subsea robots, software, and services delivered in a modern business model to the ocean industry. Nauticus’ robotic systems will be delivered to commercial and government-facing customers primarily through a Robotics as a Service (RaaS) business model but also include direct product sales. This modernized approach to ocean robotics as a service has resulted in the development of a range of products for retrofit/upgrading legacy systems and other vehicle platforms. Nauticus’ services provide customers the necessary data collection, analytics, and subsea manipulation capabilities to support and maintain assets while significantly reducing their operational footprint, operating cost, and greenhouse gas emissions, to improve offshore health, safety, and environmental exposure.

On December 16, 2021, Nauticus and CleanTech Acquisition Corp. (NASDAQ: CLAQ), a special purpose acquisition corporation, entered into a definitive business combination agreement that would result in Nauticus Robotics, Inc. becoming a public company listed on the Nasdaq Stock Market LLC under the ticker symbol KITT.

About CLAQ

CleanTech Acquisition Corp. is a special purpose acquisition company formed in January 2021 with the purpose of entering into a business combination with one or more businesses. CleanTech Sponsor I LLC and CleanTech Investments LLC, an affiliate of Chardan, are the founders and co-sponsors of CLAQ.

Important Information and Where to Find it

The proposed merger transaction announced previously involving CleanTech Acquisition Corp. (“CLAQ”) and Nauticus. CLAQ has filed a registration statement on Form S-4 with the SEC, which includes a preliminary proxy statement and prospectus of CLAQ, and CLAQ will file other documents regarding the proposed transaction with the SEC. A definitive proxy statement/prospectus will be sent to the stockholders of CLAQ, seeking required stockholder approval. Before making any voting or investment decision, investors and security holders of CLAQ are urged to carefully read the entire registration statement and proxy statement/prospectus, when they become available, and any other relevant documents filed with the SEC, as well as any amendments or supplements to these documents, because they will contain important information about the proposed transaction. The documents filed by CLAQ with the SEC may be obtained free of charge at the SEC’s website at www.sec.gov. In addition, the documents filed by CLAQ with the SEC may be obtained free of charge upon written request to CleanTech Acquisition Corporation, 207 West 25th Street, 9th Floor, New York, New York 10001, Attention: Eli Spiro, Chief Executive Officer.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of section 27A of the U.S. Securities Act of 1933, as amended (the “Securities Act”), and section 21E of the U.S. Securities Exchange Act of 1934 (“Exchange Act”) that are based on beliefs and assumptions and on information currently available to CLAQ and Nauticus. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including projections of market opportunity and market share, the capability of Nauticus’ business plans including its plans to expand, the sources and uses of cash from the proposed transaction, the anticipated enterprise value of the combined company following the consummation of the proposed transaction, any benefits of Nauticus’ partnerships, strategies or plans as they relate to the proposed transaction, anticipated benefits of the proposed transaction and expectations related to the terms and timing of the proposed transaction are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Although each of CLAQ and Nauticus believes that it has a reasonable basis for each forward-looking statement contained in this communication, each of CLAQ and Nauticus caution you that these statements are based on a combination of facts and factors currently known and projections of the future, which are inherently uncertain. In addition, there are risks and uncertainties described in the proxy statement/prospectus on Form S-4 relating to the proposed transaction, which was filed by CLAQ with the SEC and other documents which will be filed by CLAQ or Nauticus from time to time with the SEC. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Neither CLAQ nor Nauticus can assure you that the forward-looking statements in this communication will prove to be accurate. These forward-looking statements are subject to a number of risks and uncertainties, including, among others, the ability to complete the business combination due to the failure to obtain approval from CLAQ’s stockholders or satisfy other closing conditions in the business combination agreement, the occurrence of any event that could give rise to the termination of the business combination agreement, the ability to recognize the anticipated benefits of the business combination, the amount of redemption requests made by CLAQ’s public stockholders, costs related to the transaction, the impact of the global COVID-19 pandemic, the risk that the transaction disrupts current plans and operations as a result of the announcement and consummation of the transaction, the outcome of any potential litigation, government or regulatory proceedings and other risks and uncertainties, including those included under the heading “Risk Factors” in the final prospectus for CLAQ’s initial public offering filed with the SEC on July 16, 2021 and in its subsequent quarterly reports on Form 10-Q and other filings with the SEC. There may be additional risks that neither CLAQ or Nauticus presently know or that CLAQ and Nauticus currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by CLAQ, Nauticus, their respective directors, officers or employees or any other person that CLAQ and Nauticus will achieve their objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent the views of CLAQ and Nauticus as of the date of this communication. Subsequent events and developments may cause those views to change. However, while CLAQ and Nauticus may update these forward-looking statements in the future, there is no current intention to do so, except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing the views of CLAQ or Nauticus as of any date subsequent to the date of this communication.

No Offer or Solicitation

This press release is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the potential transaction and does not constitute an offer to sell or a solicitation of an offer to buy any securities of CLAQ or Nauticus, nor shall there be any sale of any such securities in any state or jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act.

Participants in the Solicitation

CLAQ and Nauticus and their respective directors, executive officers, other members of management, and employees, under SEC rules, may be deemed to be participants in the solicitation of proxies from CLAQ’s stockholders in connection with the proposed transaction. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of CLAQ’s stockholders in connection with the proposed business combination is set forth in CLAQ’s registration statement on Form S-4, including a proxy statement/prospectus, which has been filed with the SEC. Investors and security holders may obtain more detailed information regarding the names and interests in the proposed transaction of CLAQ’s directors and officers in CLAQ’s filings with the SEC and such information is also in the Registration Statement filed with the SEC by CLAQ, which includes the proxy statement/prospectus of CLAQ for the proposed transaction.

Nauticus Contact:

Todd Newell

SVP Business Development

Phone: (832) 577-8234

E-mail: tnewell@nauticusrobotics.com

For investor and media inquiries, please contact:

Gateway Group

IR: Cody Slach or Jeff Grampp, CFA

PR: Zach Kadletz

Phone: (949) 574-3860

E-mail: CLAQ@gatewayir.com

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